

June 3, 2014

Via E-mail
Mario Garnero
Chief Executive Officer
Garnero Group Acquisition Company
Av Brig. Faria Lima
1485-19 Andar
Brasilinvest Plaza CEP 01452-002
Sao Paulo   Brazil

> **Re: Garnero Group Acquisition Company**
> **Registration Statement on Form S-1**
> **Filed May 20, 2014**
> **File No. 333--196117**

Dear Mr. Garnero:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus cover page

1. We note the change to now issue another one-tenth share for each unit purchaser at the time of the consummated initial business combination. In this regard, revise the Registration fee table to add the quantities for each item listed.

Prior Comment 15
Description of Securities, page 77

2. We note your reply to comment 15. We reissue this comment in part. Please ensure that you revise your disclosure as necessary to make clear the "certain" provisions of the Companies Law that you are exempt from complying as an exempted company. We note for example

the following additional examples of how the Companies Law distinguishes between ordinary resident companies and exempted companies:

- an exempted company does not have to file an annual return of its shareholders with the Registrar of Companies;
- an exempted company is not required to open its register of members for inspection;
- an exempted company does not have to hold an annual general meeting;
- an exempted company may in certain circumstances issue no par value, negotiable or bearer shares;
- an exempted company may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;
- an exempted company may register as a limited duration company; and
- an exempted company may register as a segregated portfolio company.

Prior Comment 17
Part II. Exhibits

3. We note your response and reiterate the comment to file all exhibits with your next amendment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Marc Thomas, Staff Accountant, at 202-551-3452 or Gus Rodriguez, Accounting Branch Chief, at 202-551-3752 if you have questions regarding financial statements and related matters. Please contact Jessica Livingston, Staff Attorney, at 202-551-3448 or me at 202-551-3434 with any other questions.

Sincerely,

/s/ Michael Clampitt

Michael Clampitt
Senior Counsel
Office of Financial Services